UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2023 AND 2022

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of September 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2023 and 2022, and its consolidated cash flows for the nine-month periods ended September 30, 2023 and 2022, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$28,015 million and NT$23,922 million, which represented 5.12% and 4.61% of the total consolidated assets as of September 30, 2023 and 2022, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$573 million, NT$153 million, NT$4,115 million and NT$(4,013) million, which represented 3.07%, 0.47%, 7.31% and (4.92)% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2023 and 2022, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$226 million, NT$12 million, NT$208 million and NT$25 million, which represented 0.98%, 0.04%, 0.36% and 0.04% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 25, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2023, December 31, 2022 and September 30, 2022
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2023	December 31, 2022	September 30, 2022
Current assets
Cash and cash equivalents	4, 6(1)	$140,641,550	$173,818,777	$180,649,140
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	431,180	705,918	674,821
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	4,707,310	3,213,057	2,446,101
Financial assets measured at amortized cost, current	4, 6(4)	71,492	861,817	896,103
Contract assets, current	4, 6(21)	563,741	373,318	384,060
Notes receivable	4	615	-	-
Accounts receivable, net	4, 6(5)	30,404,235	36,444,510	43,586,419
Accounts receivable-related parties, net	4, 7	700,266	530,577	1,255,658
Other receivables	4	2,182,882	1,807,999	1,615,226
Current tax assets	4	87,405	40,256	18,930
Inventories, net	4, 5, 6(6)	36,560,576	31,069,960	30,101,698
Prepayments		1,943,208	2,783,945	2,573,697
Other current assets	6(21)	985,762	720,904	2,742,785
Total current assets		219,280,222	252,371,038	266,944,638

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	16,156,040	17,784,651	18,662,043
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,291,959	11,976,543	10,347,617
Financial assets measured at amortized cost, noncurrent	4, 6(4)	278,891	7,491	16,277
Investments accounted for under the equity method	4, 6(7), 7	43,163,604	35,086,289	32,909,670
Property, plant and equipment	4, 6(8), 8	212,366,797	170,982,066	149,118,651
Right-of-use assets	4, 6(9), 8	7,278,723	7,611,991	7,902,894
Intangible assets	4, 6(10), 7	3,982,402	4,275,200	4,200,891
Deferred tax assets	4	5,081,978	5,051,369	5,127,554
Prepayment for equipment		20,557,370	19,439,559	16,427,894
Refundable deposits	8	2,733,780	2,749,691	2,757,248
Other noncurrent assets-others		5,099,190	5,716,204	4,978,543
Total non-current assets		327,990,734	280,681,054	252,449,282

Total assets		$547,270,956	$533,052,092	$519,393,920

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2023, December 31, 2022 and September 30, 2022
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2023	December 31, 2022	September 30, 2022
Current liabilities
Short-term loans	6(11), 6(28)	$17,590,000	$-	$217,285
Financial liabilities at fair value through profit or loss, current	4, 6(12)	655,219	438,397	313,377
Contract liabilities, current	4, 6(21)	3,127,957	3,546,815	4,317,001
Accounts payable		8,370,695	8,982,418	10,037,509
Other payables	4, 6(20), 6(22), 7	22,623,213	31,279,208	26,755,261
Payables on equipment		15,945,530	18,632,245	19,402,535
Current tax liabilities	4	6,168,142	15,407,351	12,219,606
Lease liabilities, current	4, 6(9), 6(28)	523,373	537,314	559,355
Other financial liabilities, current	6(28), 9(6)	-	17,226,490	17,458,875
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	12,484,248	7,586,644	11,975,162
Other current liabilities	4, 6(16), 6(17), 6(28), 7	4,581,861	4,928,283	4,752,395
Total current liabilities		92,070,238	108,565,165	108,008,361

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	452,340	438,188	515,830
Bonds payable	4, 6(13), 6(28)	27,977,418	23,083,096	23,081,626
Long-term loans	6(14), 6(28)	21,402,698	16,794,289	23,063,328
Deferred tax liabilities	4	4,272,227	3,372,512	2,125,378
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,008,711	5,199,781	5,283,862
Net defined benefit liabilities, noncurrent	4	2,618,738	2,869,402	3,182,100
Guarantee deposits	6(28)	40,945,178	30,518,585	31,755,646
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28), 9(6)	2,507,219	6,760,135	7,188,418
Total non-current liabilities		105,184,529	89,035,988	96,196,188

Total liabilities		197,254,767	197,601,153	204,204,549

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,031,392	125,047,490	124,821,235
Additional paid-in capital	4, 6(19), 6(20)
Premiums		3,997,662	3,215,160	3,215,160
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or		3,039,275	466,457	466,457
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		-	-	728
Share of changes in net assets of associates and joint ventures accounted for using equity method		351,085	196,359	223,864
Restricted stock for employees		1,486,690	2,221,709	1,507,534
Other		16,698	1,746,193	722,547
Retained earnings	6(19)
Legal reserve		30,472,125	21,566,986	21,566,986
Special reserve		2,734,058	4,914,214	4,914,214
Unappropriated earnings		170,325,099	175,765,824	156,870,484
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(1,682,318)	(6,516,198)	(3,829,854)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		10,369,682	3,782,141	924,538
Unearned employee compensation		(996,190)	(1,831,030)	(1,125,451)
Total equity attributable to the parent company		349,677,213	335,107,260	314,810,397

Non-controlling interests	6(19)	338,976	343,679	378,974
Total equity		350,016,189	335,450,939	315,189,371

Total liabilities and equity		$547,270,956	$533,052,092	$519,393,920

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2023	2022	2023	2022
Operating revenues	4, 6(21), 7	$57,068,867	$75,391,589	$167,574,722	$210,869,549
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(36,607,915)	(39,727,658)	(107,637,178)	(114,229,111)
Gross profit		20,460,952	35,663,931	59,937,544	96,640,438
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(735,301)	(1,060,571)	(2,401,919)	(3,230,229)
General and administrative expenses		(1,729,613)	(2,427,887)	(5,546,533)	(7,234,202)
Research and development expenses		(3,255,295)	(3,304,471)	(9,339,267)	(9,546,769)
Expected credit impairment gains (losses)		(1,490)	(650)	67,331	(2,388)
Subtotal		(5,721,699)	(6,793,579)	(17,220,388)	(20,013,588)
Net other operating income and expenses	4, 6(16), 6(23)	572,641	1,286,907	2,750,179	4,028,600
Operating income		15,311,894	30,157,259	45,467,335	80,655,450
Non-operating income and expenses
Interest income	4	1,042,421	567,459	3,560,433	1,022,139
Other income	4	1,085,610	1,927,245	1,731,597	2,134,827
Other gains and losses	4, 6(24)	(180,905)	(1,476,153)	276,553	(830,069)
Finance costs	6(24)	(450,410)	(450,828)	(1,147,099)	(1,433,798)
Share of profit or loss of associates and joint ventures	4, 6(7)	1,021,601	327,916	4,995,712	(3,557,052)
Bargain purchase gain	4, 6(7)	494,001	-	494,001	-
Exchange gain, net	4	324,188	1,292,810	883,815	3,579,599
Subtotal		3,336,506	2,188,449	10,795,012	915,646
Income from continuing operations before income tax		18,648,400	32,345,708	56,262,347	81,571,096
Income tax expense	4, 6(26)	(2,682,608)	(5,003,346)	(8,015,335)	(12,672,667)
Net income		15,965,792	27,342,362	48,247,012	68,898,429
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	1,021,042	(2,346,582)	3,845,668	(7,041,947)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		30,976	(905,389)	1,503,358	(3,558,905)
Income tax related to items that will not be reclassified subsequently	4, 6(26)	47,493	(29,445)	42,428	(190,740)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		5,854,132	7,622,357	4,349,130	12,755,060
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		248,501	54,033	169,593	166,724
Income tax related to items that may be reclassified subsequently	4, 6(26)	(64,067)	(59,455)	315,186	(122,002)
Total other comprehensive income (loss)		7,138,077	4,335,519	10,225,363	2,008,190
Total comprehensive income (loss)		$23,103,869	$31,677,881	$58,472,375	$70,906,619

Net income (loss) attributable to:
Shareholders of the parent		$15,970,917	$26,996,184	$47,794,836	$68,130,535
Non-controlling interests		(5,125)	346,178	452,176	767,894
		$15,965,792	$27,342,362	$48,247,012	$68,898,429

Comprehensive income (loss) attributable to:
Shareholders of the parent		$23,108,943	$31,331,661	$58,020,170	$70,138,636
Non-controlling interests		(5,074)	346,220	452,205	767,983
		$23,103,869	$31,677,881	$58,472,375	$70,906,619

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.29	$2.19	$3.87	$5.54
Earnings per share-diluted		$1.27	$2.14	$3.79	$5.38

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Adjusted balance as of January 1, 2022	6(19)	$124,832,476	$47,898,093	$15,734,416	$8,164,648	$91,322,882	$(16,629,547)	$11,715,333	$(2,212,441)	$280,825,860	$157,092	$280,982,952
Appropriation and distribution of 2021 retained earnings	6(19)
Legal reserve		-	-	5,832,570	-	(5,832,570)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(3,250,434)	3,250,434	-	-	-	-	-	-
Cash distributed from additional paid-in capital	6(19)	-	(37,446,370)	-	-	-	-	-	-	(37,446,370)	-	(37,446,370)
Net income for the nine-month period ended September 30, 2022	6(19)	-	-	-	-	68,130,535	-	-	-	68,130,535	767,894	68,898,429
Other comprehensive income (loss), for the nine-month period ended September 30, 2022	6(19), 6(25)	-	-	-	-	-	12,799,693	(10,791,592)	-	2,008,101	89	2,008,190
Total comprehensive income (loss)		-	-	-	-	68,130,535	12,799,693	(10,791,592)	-	70,138,636	767,983	70,906,619
Share-based payment transaction	4, 6(20)	(11,241)	40,500	-	-	-	-	-	1,086,990	1,116,249	-	1,116,249
Share of changes in net assets of associates and joint ventures accounted for		-	135,975	-	-	(797)	-	797	-	135,975	-	135,975
using equity method
Changes in subsidiaries’ ownership	4, 6(19)	-	1,366	-	-	-	-	-	-	1,366	(728)	638
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	5,356	5,356
Others	6(19)	-	38,681	-	-	-	-	-	-	38,681	(550,729)	(512,048)
Balance as of September 30, 2022	6(19)	$124,821,235	$10,668,245	$21,566,986	$4,914,214	$156,870,484	$(3,829,854)	$924,538	$(1,125,451)	$314,810,397	$378,974	$315,189,371

Balance as of January 1, 2023	6(19)	$125,047,490	$12,377,833	$21,566,986	$4,914,214	$175,765,824	$(6,516,198)	$3,782,141	$(1,831,030)	$335,107,260	$343,679	$335,450,939
Appropriation and distribution of 2022 retained earnings	6(19)
Legal reserve		-	-	8,905,139	-	(8,905,139)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,180,156)	2,180,156	-	-	-	-	-	-
Cash dividends		-	-	-	-	(45,017,096)	-	-	-	(45,017,096)	-	(45,017,096)
Net income for the nine-month period ended September 30, 2023	6(19)	-	-	-	-	47,794,836	-	-	-	47,794,836	452,176	48,247,012
Other comprehensive income (loss), for the nine-month period ended September 30, 2023	6(19), 6(25)	-	-	-	-	-	4,833,880	5,391,454	-	10,225,334	29	10,225,363
Total comprehensive income (loss)		-	-	-	-	47,794,836	4,833,880	5,391,454	-	58,020,170	452,205	58,472,375
Share-based payment transaction	4, 6(20)	(16,098)	47,483	-	-	(5,170)	-	-	834,840	861,055	5,170	866,225
Share of changes in net assets of associates and joint ventures accounted for		-	37,462	-	-	432,357	-	(432,357)	-	37,462	-	37,462
using equity method
Disposal of investments accounted for under the equity method		-	117,264	-	-	(56)	-	56	-	117,264	-	117,264
The differences between the fair value of the consideration paid or received from acquiring	9(6)	-	2,572,818	-	-	-	-	-	-	2,572,818	-	2,572,818
or disposing subsidiaries and the carrying amounts of the subsidiaries
Changes in subsidiaries’ ownership	4, 6(19)	-	-	-	-	(292,225)	-	-	-	(292,225)	(14)	(292,239)
Disposal of equity instruments investments measured at fair value through other	4, 6(3)	-	-	-	-	(1,628,388)	-	1,628,388	-	-	-	-
comprehensive income
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	1,356	1,356
Others	6(19)	-	(1,729,495)	-	-	-	-	-	-	(1,729,495)	(463,420)	(2,192,915)
Balance as of September 30, 2023	6(19)	$125,031,392	$13,423,365	$30,472,125	$2,734,058	$170,325,099	$(1,682,318)	$10,369,682	$(996,190)	$349,677,213	$338,976	$350,016,189

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2023	2022
Cash flows from operating activities:
Net income before tax	$56,262,347	$81,571,096
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	27,804,544	31,536,365
Amortization	1,958,175	2,155,939
Expected credit impairment losses (gains)	(67,331)	2,388
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(168,392)	896,807
Interest expense	1,060,548	1,368,930
Interest income	(3,560,433)	(1,022,139)
Dividend income	(1,731,597)	(2,134,827)
Share-based payment	866,225	1,116,887
Share of loss (profit) of associates and joint ventures	(4,995,712)	3,557,052
Gain on disposal of property, plant and equipment	(216,476)	(441,140)
Gain on disposal of investments accounted for under the equity method	(19,620)	-
Loss on repurchases of bonds	-	182,915
Exchange loss on financial assets and liabilities	1,188,481	3,034,111
Bargain purchase gain	(494,001)	-
Loss (gain) on lease modification	173	(1,366)
Amortization of deferred government grants	(2,226,363)	(3,183,725)
Income and expense adjustments	19,398,221	37,068,197
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	2,256,874	(310,252)
Contract assets	(204,729)	(64,648)
Notes receivable and accounts receivable	5,999,448	(9,001,918)
Other receivables	(73,359)	(602,475)
Inventories	(5,446,760)	(6,576,121)
Prepayments	1,306,725	(3,048,362)
Other current assets	-	(57,220)
Contract fulfillment costs	(261,413)	(56,070)
Contract liabilities	(476,711)	526,918
Accounts payable	(584,183)	1,559,946
Other payables	(8,635,295)	4,641,822
Other current liabilities	195,046	77,522
Net defined benefit liabilities	(250,664)	(695,221)
Other noncurrent liabilities-others	(81,634)	(12,213)
Cash generated from operations	69,403,913	105,021,001
Interest received	3,373,131	916,082
Dividend received	3,617,513	4,119,483
Interest paid	(614,647)	(818,724)
Income tax paid	(15,996,973)	(4,333,087)
Net cash provided by operating activities	59,782,937	104,904,755

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2023 and 2022
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2023	2022
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(754,659)	$(918,289)
Proceeds from disposal of financial assets at fair value through profit or loss	402,256	483,926
Acquisition of financial assets measured at amortized cost	(153,077)	(1,694,441)
Proceeds from redemption of financial assets measured at amortized cost	670,121	30,182,472
Proceeds from disposal of investments accounted for under the equity method	293,266	-
Increase in prepayment for investments	-	(2,012)
Proceeds from capital reduction of investments accounted for under the equity method	743,106	-
Acquisition of property, plant and equipment	(71,139,783)	(44,176,236)
Proceeds from disposal of property, plant and equipment	184,160	523,715
Increase in refundable deposits	(35,731)	(533,139)
Decrease in refundable deposits	75,260	177,459
Acquisition of intangible assets	(1,772,311)	(2,315,673)
Government grants related to assets acquisition	556,740	111,612
Increase in other noncurrent assets-others	(42,548)	(222,074)
Net cash used in investing activities	(70,973,200)	(18,382,680)
Cash flows from financing activities:
Increase in short-term loans	24,600,000	226,380
Decrease in short-term loans	(7,010,000)	(1,985,756)
Proceeds from bonds issued	10,000,000	-
Redemption of bonds	-	(10,763,239)
Proceeds from long-term loans	15,381,730	709,763
Repayments of long-term loans	(11,148,877)	(11,650,434)
Increase in guarantee deposits	10,910,990	15,723,566
Decrease in guarantee deposits	(1,207,600)	(349,299)
Cash payments for the principal portion of the lease liability	(495,036)	(538,134)
Decrease in other financial liabilities	(21,209,443)	-
Cash dividends and cash distributed from additional paid-in capital	(45,017,506)	(37,447,687)
Change in non-controlling interests	1,356	5,356
Others	-	(2,000,000)
Net cash used in financing activities	(25,194,386)	(48,069,484)
Effect of exchange rate changes on cash and cash equivalents	3,207,422	9,574,418
Net increase (decrease) in cash and cash equivalents	(33,177,227)	48,027,009
Cash and cash equivalents at beginning of period	173,818,777	132,622,131
Cash and cash equivalents at end of period	$140,641,550	$180,649,140

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 25, 2023.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2023. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 “Presentation of Financial Statements” - Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16 “Leases” - Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements	January 1, 2024

10

a.	Amendments to IAS 1 “Presentation of Financial Statements” (IAS 1) - Classification of Liabilities as Current or Non-current

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

b.	Amendments to IAS 1 “Presentation of Financial Statements” - Non-current Liabilities with Covenants

The amendments improved the information companies provide about long-term debt with covenants. The amendments specify that covenants to be complied within twelve months after the reporting period do not affect the classification of debt as current or non-current at the end of the reporting period.

c.	Amendments to IFRS 16 “Leases” (IFRS 16) - Lease Liability in a Sale and Leaseback

The amendments add seller-lessee additional requirements for the sale and leaseback transactions in IFRS 16, thereby supporting the consistent application of the standard.

d.	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” - Supplier Finance Arrangements

The amendments introduced additional information of supplier finance arrangements and added disclosure requirements for such arrangements.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025

11

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (IAS 28)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after 1 January 2023.

12

c.	Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability

These amendments specify whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide. The amendments apply for annual reporting periods beginning on or after 1 January 2025.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (c) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2022. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2022.

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b.	The consolidated entities are as follows:

As of September 30, 2023, December 31, 2022 and September 30, 2022

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2023	December 31, 2022	September 30, 2022
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.12	80.14	80.14
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	99.01	100.00	100.00

14

TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	-	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	-	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	-	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	71.86	69.95

(4)	Other Material Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2022. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2022.

15

Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the shareholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.	When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

b.	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

a.	Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

b.	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

According to the temporary exception in the International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12), deferred tax assets and liabilities related to Pillar Two income tax will not be recognized nor disclosed.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.	Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition. If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

b.	All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

The Company has considered whether it is probable that a taxation authority will accept the uncertain tax treatments used in its income tax filings. If the Company concludes that it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit, tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatments used or planned to be used in its income tax filings. If it is not probable that the taxation authority will accept an uncertain tax treatment, the Company makes estimates using either the most likely amount or the expected value of the tax treatment, depending on which method the Company expects to better predict the resolution of the uncertainty. The Company reassesses a judgement or estimate if the facts and circumstance change.

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5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2023 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2022. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2022.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Cash on hand and petty cash	$6,218	$6,023	$5,784
Checking and savings accounts	44,988,886	42,422,443	38,973,472
Time deposits	90,473,585	125,467,386	133,821,549
Repurchase agreements collateralized by government bonds and corporate notes	5,172,861	5,922,925	7,848,335
Total	$140,641,550	$173,818,777	$180,649,140

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,537,490	$10,275,563	$10,488,811
Preferred stocks	2,755,136	2,939,939	3,068,375
Funds	4,888,095	5,044,702	5,469,630
Convertible bonds	245,449	230,365	310,048
Others	161,050	-	-
Total	$16,587,220	$18,490,569	$19,336,864

Current	$431,180	$705,918	$674,821
Non-current	16,156,040	17,784,651	18,662,043
Total	$16,587,220	$18,490,569	$19,336,864

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(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Equity instruments
Common stocks	$15,822,694	$15,007,053	$12,622,827
Preferred stocks	176,575	182,547	170,891
Total	$15,999,269	$15,189,600	$12,793,718

Current	$4,707,310	$3,213,057	$2,446,101
Non-current	11,291,959	11,976,543	10,347,617
Total	$15,999,269	$15,189,600	$12,793,718

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2023	2022
Held at end of period	$676,175	$1,431,931
Derecognized during the period	142,535	-
Total	$818,710	$1,431,931

	For the nine-month periods ended September 30,
	2023	2022
Held at end of period	$1,052,336	$1,431,931
Derecognized during the period	142,535	-
Total	$1,194,871	$1,431,931

Please refer to Note 6(7) for derecognition of the equity instrument investment in SILICON INTEGRATED SYSTEMS CORP. (SIS) during the period.

c.	The Company reclassified its equity instrument investment in SIS as investments accounted for under the equity method. Details on derecognition of such investments are as follow:

	For the nine-month periods ended September 30,
	2023	2022
Fair value on the date of disposal	$3,035,999	$-
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$(1,628,388)	$-

19

d.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial assets measured at amortized cost

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Financial assets measured at amortized cost
Time deposits with original maturities over three months	$350,383	$849,308	$892,380
Bonds	-	20,000	20,000
Total	$350,383	$869,308	$912,380

Current	$71,492	$861,817	$896,103
Non-current	278,891	7,491	16,277
Total	$350,383	$869,308	$912,380

(5)	Accounts Receivable, Net

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Accounts receivable	$30,552,570	$36,653,611	$43,800,850
Less: loss allowance	(148,335)	(209,101)	(214,431)
Net	$30,404,235	$36,444,510	$43,586,419

Aging analysis of accounts receivable:

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Neither past due	$27,360,367	$30,545,437	$39,021,589
Past due:
≤ 30 days	2,440,410	5,303,765	3,899,226
31 to 60 days	139,308	130,408	187,071
61 to 90 days	5,574	3,247	21,620
91 to 120 days	186	7,886	18,768
≥ 121 days	606,725	662,868	652,576
Subtotal	3,192,203	6,108,174	4,779,261
Total	$30,552,570	$36,653,611	$43,800,850

20

Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2023	2022
Beginning balance	$209,101	$194,491
Net recognition (reversal) for the period	(60,766)	19,940
Ending balance	$148,335	$214,431

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the nine-month periods ended September 30, 2023 and 2022, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Raw materials	$10,959,278	$6,335,428	$5,364,918
Supplies and spare parts	6,616,396	7,161,216	7,298,158
Work in process	17,096,546	14,897,926	16,409,826
Finished goods	1,888,356	2,675,390	1,028,796
Total	$36,560,576	$31,069,960	$30,101,698

a.	For the three-month periods ended September 30, 2023 and 2022, the Company recognized NT$34,586 million and NT$37,947 million, respectively, in operating costs, of which NT$25 million was related to write-down of inventories and NT$47 million was related to reversal of write-down of inventories. For the nine-month periods ended September 30, 2023 and 2022, the Company recognized NT$101,785 million and NT$109,267 million, respectively, in operating cost, of which NT$714 million was related to write-down of inventories and NT$442 million was related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

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(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2023		December 31, 2022		September 30, 2022
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,560,586	19.02	$-	-	$-	-
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	1,926,774	13.78	1,874,131	13.78	1,781,475	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,554,651	13.05	13,460,838	13.27	12,642,854	13.27
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	524,000	42.00	426,070	42.00	393,975	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	2,742,347	40.00	2,117,678	40.00	2,158,585	40.00
HSUN CHIEH CAPITAL CORP.	237,130	40.00	210,690	40.00	212,434	40.00
PURIUMFIL INC.	10,879	40.00	14,840	40.00	15,288	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	11,193,887	36.49	9,530,916	36.49	8,726,089	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	9,260,808	26.78	7,299,414	26.78	6,793,743	26.78
UNITED LED CORPORATION HONG KONG LIMITED	95,510	25.14	97,156	25.14	99,193	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	57,032	10.38	54,556	10.38	86,034	10.38
Total	$43,163,604		$35,086,289		$32,909,670

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Note A: In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it owns significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period.

Note B: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note C: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note D: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E: TRIKNIGHT executed a capital reduction and refunded NT$400 million based on UMC’s stockholding percentage in June 2023. UMC’s stockholding percentage remains unchanged.

23

Note F: HSUN CHIEH executed a capital reduction and refunded NT$343 million based on UMC’s stockholding percentage in April 2023. UMC’s stockholding percentage remains unchanged.

Note G: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$19,042 million, NT$15,335 million and NT$14,424 million, as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively. The fair value of these investments were NT$50,364 million, NT$28,416 million and NT$27,634 million as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$573 million, NT$153 million, NT$4,115 million and NT$(4,013) million for the three-month and nine-month periods ended September 30, 2023 and 2022, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$226 million, NT$12 million, NT$208 million and NT$25 million for the three-month and nine-month periods ended September 30, 2023 and 2022, respectively. The balances of investments accounted for under the equity method were NT$28,015 million, NT$25,801 million and NT$23,922 million as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2023 and 2022 were NT$24 million, NT$42 million, NT$35 million and NT$111 million, respectively, which were not included in the following table.

24

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended September 30,
	2023	2022
Income (loss) from continuing operations	$1,021,601	$327,916
Other comprehensive income (loss)	255,135	(893,494)
Total comprehensive income (loss)	$1,276,736	$(565,578)

	For the nine-month periods ended September 30,
	2023	2022
Income (loss) from continuing operations	$4,995,712	$(3,557,052)
Other comprehensive income (loss)	1,639,384	(3,503,477)
Total comprehensive income (loss)	$6,635,096	$(7,060,529)

c.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
HSUN CHIEH	441,371	441,371	441,371
YANN YUAN	192,963	192,963	192,405
SUBTRON, the subsidiary of UNIMICRON (Note A)	47	-	-
SIS (Note B)	266,580	-	-
Total	900,961	634,334	633,776

Note A: Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B: Beginning from August 2023, SIS becomes an associate of the Company.

25

(8)	Property, Plant and Equipment

a.	For the nine-month period ended September 30, 2023:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	-	70,968	-	-	-	-	58,825,175	58,896,143
Disposals	-	(2,664)	(5,327,710)	-	(24,140)	-	-	(5,354,514)
Transfers and reclassifications	-	721,892	55,186,277	5,888	862,261	425	(47,386,390)	9,390,353
Exchange effect	(43,047)	(33,573)	6,794,530	539	12,854	1,576	493,403	7,226,282
As of September 30, 2023	$1,427,169	$38,354,392	$1,010,472,785	$71,350	$8,912,968	$65,076	$67,296,131	$1,126,599,871

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$-	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$-	$887,277,788
Depreciation	-	1,054,168	25,765,212	3,691	368,354	2,812	-	27,194,237
Disposals	-	(2,664)	(5,320,294)	-	(24,074)	-	-	(5,347,032)
Exchange effect	-	40,236	6,806,022	256	18,161	1,645	-	6,866,320
As of September 30, 2023	$-	$23,823,246	$884,988,725	$55,544	$7,059,958	$63,840	$-	$915,991,313
Net carrying amount:
As of September 30, 2023	$1,427,169	$14,531,146	$125,484,060	$15,806	$1,853,010	$1,236	$67,296,131	$210,608,558

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	-	-	-	35,145	35,145
Exchange effect	(6,568)	10,506	-	2,421	6,359
As of September 30, 2023	$539,219	$2,453,753	$6,345	$1,371,857	$4,371,174

26

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$-	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	-	71,165	-	20,785	91,950
Exchange effect	-	7,197	-	2,365	9,562
As of September 30, 2023	$-	$1,281,174	$6,345	$1,325,416	$2,612,935
Net carrying amount:
As of September 30, 2023	$539,219	$1,172,579	$-	$46,441	$1,758,239

b.	For the nine-month period ended September 30, 2022:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	-	288,509	-	-	-	-	44,821,027	45,109,536
Disposals	-	(69,360)	(4,645,760)	-	(17,119)	(2,433)	(69,712)	(4,804,384)
Transfers and reclassifications	-	210,196	36,584,620	91	407,648	-	(33,879,726)	3,322,829
Exchange effect	(53,610)	376,248	21,905,883	1,018	77,236	4,830	186,666	22,498,271
As of September 30, 2022	$1,437,733	$37,633,073	$951,651,442	$57,068	$7,772,939	$63,679	$33,914,288	$1,032,530,222

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$-	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$-	$838,414,466
Depreciation	-	1,095,406	29,449,352	3,014	342,579	1,893	-	30,892,244
Disposals	-	(69,360)	(4,591,258)	-	(16,790)	(2,423)	-	(4,679,831)
Transfers and reclassifications	-	161	(6,345)	-	-	-	-	(6,184)
Exchange effect	-	230,577	20,322,651	712	68,894	4,984	-	20,627,818
As of September 30, 2022	$-	$22,441,753	$856,079,281	$50,834	$6,617,066	$59,579	$-	$885,248,513
Net carrying amount:
As of September 30, 2022	$1,437,733	$15,191,320	$95,572,161	$6,234	$1,155,873	$4,100	$33,914,288	$147,281,709

27

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2022	$549,010	$2,422,389	$-	$1,312,703	$4,284,102
Disposals	-	-	-	(660)	(660)
Transfers and reclassifications	-	(1,228)	6,345	107	5,224
Exchange effect	(8,179)	30,842	-	10,614	33,277
As of September 30, 2022	$540,831	$2,452,003	$6,345	$1,322,764	$4,321,943

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2022	$-	$1,095,113	$-	$1,236,790	$2,331,903
Depreciation	-	70,892	-	49,195	120,087
Disposals	-	-	-	(660)	(660)
Transfers and reclassifications	-	(161)	6,345	-	6,184
Exchange effect	-	18,188	-	9,299	27,487
As of September 30, 2022	$-	$1,184,032	$6,345	$1,294,624	$2,485,001
Net carrying amount:
As of September 30, 2022	$540,831	$1,267,971	$-	$28,140	$1,836,942

c.	Details of interest expense capitalized were as follows:

	For the nine-month periods ended September 30,
	2023	2022
Interest expense capitalized	$5,971	$827
Interest rates applied	1.48% - 1.65%	1.46% - 1.61%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

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(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Land (including land use right)	$5,525,152	$5,714,166	$5,864,483
Buildings	164,046	124,420	220,997
Machinery and equipment	1,570,200	1,748,244	1,798,110
Transportation equipment	17,667	21,485	15,606
Other equipment	1,658	3,676	3,698
Net	$7,278,723	$7,611,991	$7,902,894

	For the three-month periods ended September 30,
	2023	2022
Depreciation
Land (including land use right)	$94,812	$93,324
Buildings	22,719	30,509
Machinery and equipment	50,369	51,516
Transportation equipment	3,195	3,030
Other equipment	827	1,039
Total	$171,922	$179,418

	For the nine-month periods ended September 30,
	2023	2022
Depreciation
Land (including land use right)	$282,531	$264,967
Buildings	70,728	91,570
Machinery and equipment	152,305	155,295
Transportation equipment	10,062	8,761
Other equipment	2,731	3,441
Total	$518,357	$524,034

29

i.	For the nine-month periods ended September 30, 2023 and 2022, the Company’s addition to right-of-use assets amounted to NT$174 million and NT$1,094 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Current	$523,373	$537,314	$559,355
Non-current	5,008,711	5,199,781	5,283,862
Total	$5,532,084	$5,737,095	$5,843,217

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

For the nine-month period ended September 30, 2023:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	-	1,197,520	45,717	328,499	1,571,736
Write-off	-	(1,443,237)	(1,806,545)	(350,949)	(3,600,731)
Reclassifications	-	(9,276)	-	-	(9,276)
Exchange effect	-	(97,488)	44,728	(10,814)	(63,574)
As of September 30, 2023	$15,012	$5,317,306	$1,706,332	$2,920,720	$9,959,370

30

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	-	1,301,671	226,515	302,707	1,830,893
Write-off	-	(1,443,237)	(1,806,545)	(350,949)	(3,600,731)
Exchange effect	-	(40,584)	11,397	(10,022)	(39,209)
As of September 30, 2023	$7,398	$2,507,247	$1,028,880	$2,433,443	$5,976,968
Net carrying amount:
As of September 30, 2023	$7,614	$2,810,059	$677,452	$487,277	$3,982,402

For the nine-month period ended September 30, 2022:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	-	2,112,847	-	346,299	2,459,146
Write-off	-	(1,440,796)	(1,344,682)	(628,496)	(3,413,974)
Reclassifications	-	(12,579)	-	-	(12,579)
Exchange effect	-	(102,637)	451,392	(13,154)	335,601
As of September 30, 2022	$15,012	$5,401,872	$3,597,874	$3,052,720	$12,067,478

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	-	1,241,006	372,476	431,406	2,044,888
Write-off	-	(1,440,796)	(1,344,682)	(628,496)	(3,413,974)
Exchange effect	-	(61,302)	253,831	(11,207)	181,322
As of September 30, 2022	$7,398	$2,652,732	$2,606,292	$2,600,165	$7,866,587
Net carrying amount:
As of September 30, 2022	$7,614	$2,749,140	$991,582	$452,555	$4,200,891

31

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended September 30,
	2023	2022
Operating costs	$293,285	$307,638
Operating expenses	$295,507	$346,805

	For the nine-month periods ended September 30,
	2023	2022
Operating costs	$942,690	$1,008,714
Operating expenses	$888,203	$1,036,174

(11)	Short-Term Loans

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Unsecured bank loans	$17,590,000	$-	$217,285

	For the nine-month periods ended September 30,
	2023	2022
Interest rates applied	1.60% - 2.65%	0.33% - 3.60%

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Embedded derivatives in exchangeable bonds	$655,219	$438,397	$313,377

(13)	Bonds Payable

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Unsecured domestic bonds payable	$33,100,000	$23,100,000	$25,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	6,314,451
Less: Discounts on bonds payable	(545,276)	(672,686)	(785,523)
Total	38,312,097	28,184,687	30,628,928
Less: Current or exchangeable portion due within one year	(10,334,679)	(5,101,591)	(7,547,302)
Net	$27,977,418	$23,083,096	$23,081,626

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a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest was paid annually and the principal was fully repaid in October 2022. (Note)
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

Note:	In accordance with the corporate bond repayment clauses, UMC transferred NT$2,057 million in cash to the agency on September 30, 2022, one business day prior to the repayment date, in preparation for the payment of principal and interest due on October 3, 2022 and accounted for it as other current assets.

33

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.
(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

34

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares. If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$533.8 per NOVATEK common share on September 30, 2023.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)	The bondholders shall have exercised the exchange right before maturity, or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

For the nine-month periods ended September 30, 2023 and 2022, the Company has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling nil and US$166.5 million with derecognition of the related derivative financial liabilities, respectively. The difference between the repurchased amount and the carrying amount recognized in non-operating other gains and losses was immaterial.

35

(14)	Long-Term Loans

a.	Details of long-term loans as of September 30, 2023, December 31, 2022 and September 30, 2022 were as follows:

	As of
Lenders	September 30, 2023	December 31, 2022	September 30, 2022	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$6,082	$9,732	$10,948	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	14,824	18,000	18,000	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	49,824	60,500	-	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	26,757	35,676	38,649	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	4,375	6,563	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	23,000	32,000	35,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	12,414	16,552	18,103	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	65,229	84,166	90,479	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others (1)	-	1,915,577	10,504,114	Repayable semi-annually from October 20, 2016 to October 19, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.

36

Secured Syndicated Loans from China Development Bank and 6 others (2)	$12,035,465	$12,415,200	$12,597,200	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	38,524	47,000	47,000	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	21,000	Repayable semi-annually from December 27, 2021 to December 25, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	18,037	22,200	22,200	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	4,980	-	-	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	45,000	-	-	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from CTBC Bank	131,750	-	-	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,759,381	1,797,364	1,856,932	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	-	-	375,000	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	1,500,000	2,000,000	450,000	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.

37

Unsecured Revolving Loan from First Commercial Bank (1) (Note A and B)	$300,000	$300,000	$300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note A and B)	300,000	300,000	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note A and B)	200,000	200,000	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	3,000,000	-	600,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	4,000,000	-	-	Settlement due on July 20, 2025 with monthly interest payments.
Subtotal	23,552,267	19,279,342	27,491,188
Less: Current portion	(2,149,569)	(2,485,053)	(4,427,860)
Total	$21,402,698	$16,794,289	$23,063,328

	For the nine-month periods ended September 30,
	2023	2022
Interest rates applied	1.61% - 6.56%	0.86% - 4.66%

Note A: First Commercial Bank approved the 1-year credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of December 31, 2022 and September 30, 2022, the unused line of credit were both NT$1.2 billion.

Note B: First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of September 30, 2023, the unused line of credit was NT$1.2 billion.

Note C: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of September 30, 2023, December 31, 2022 and September 30, 2022, the unused line of credit were nil, NT$4 billion and NT$3.4 billion, respectively.

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Note D: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 6, 2020. The agreement offered UMC a revolving line of credit of NT$2.9 billion. On December 24, 2021, UMC re-entered into the loan agreement with CTBC Bank, modifying the revolving line of credit limit to NT$4 billion. The expiration date of the agreement is July 20, 2025. As of September 30, 2023, December 31, 2022 and September 30, 2022, the unused line of credit were nil, NT$4 billion and NT$4 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$228 million, NT$489 million, NT$1,180 million and NT$1,413 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2023 and 2022, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and nine-month periods ended September 30, 2023 and 2022, total pension expenses of NT$11 million, NT$8 million, NT$34 million and NT$25 million, respectively, were recognized by the Company.

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(16)	Deferred Government Grants

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Beginning balance	$4,677,444	$8,543,798	$8,543,798
Arising during the period	556,740	174,352	112,055
Recorded in profit or loss:
Other operating income	(2,226,363)	(4,164,189)	(3,184,168)
Exchange effect	16,049	123,483	216,416
Ending balance	$3,023,870	$4,677,444	$5,688,101

Current (classified under other current liabilities)	$1,019,377	$2,681,842	$3,266,874
Non-current (classified under other noncurrent liabilities-others)	2,004,493	1,995,602	2,421,227
Total	$3,023,870	$4,677,444	$5,688,101

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Refund liabilities	$1,690,806	$1,139,227	$778,463

(18)	Decommissioning liabilities (classified under other noncurrent liabilities-others)

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Decommissioning liabilities	$468,829	$366,863	$336,966

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost during the nine-month periods ended September 30, 2023 and 2022.

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(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of September 30, 2023, December 31, 2022 and September 30, 2022, of which 12,503 million shares, 12,505 million shares and 12,482 million shares were issued as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively, each at a par value of NT$10.

ii.	UMC had 125 million, 135 million and 140 million ADSs, which were traded on the NYSE as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively. The total number of common shares of UMC represented by all issued ADSs were 623 million shares, 674 million shares and 698 million shares as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively. One ADS represents five common shares.

iii.	On December 5, 2022, UMC issued restricted stocks for its employees in a total of 23 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	In March 2022, October 2022 and April 2023, UMC has recalled and cancelled 1 million shares, 0.4 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

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Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2022 and 2021 were approved by the shareholders’ meeting held on May 31, 2023 and May 27, 2022, respectively. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2022	2021	2022	2021
Legal reserve	$8,905,139	$5,832,570
Special reserve	(2,180,156)	(3,250,434)
Cash dividends	45,017,096	-	$3.60	$-

In addition, the shareholders’ meeting held on May 27, 2022 approved to distribute cash from additional paid-in capital of NT$37,446 million, at NT$3 per share.

The aforementioned 2022 and 2021 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023 and February 24, 2022, respectively.

The cash dividend per share for 2022 was adjusted to NT$3.60046348 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2023.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

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c.	Non-controlling interests:

	For the nine-month periods ended September 30,
	2023	2022
Adjusted balance as of January 1	$343,679	$157,092
Attributable to non-controlling interests:
Net income	452,176	767,894
Other comprehensive income (loss)	29	89
Share-based payment transactions	5,170	-
Changes in subsidiaries’ ownership	(14)	(728)
Non-controlling interests	1,356	5,356
Others	(463,420)	(550,729)
Ending balance	$338,976	$378,974

(20)	Share-Based Payment

a.	Restricted stock plan for employees

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 23 million shares of restricted stock for employees were issued without consideration on December 5, 2022. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

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On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment issued in 2022 and 2020 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$44.4, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and nine-month periods ended September 30, 2023 and 2022, the compensation costs of NT$258 million, NT$358 million, NT$866 million and NT$1,117 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

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The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of September 30, 2023, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$45.20	$45.20
Expected volatility	23.97% - 33.75%	25.75%
Expected life	0.69 - 1.69 years	0.92 years
Expected dividend yield	6.02%	6.02%
Risk-free interest rate	0.98% - 1.02%	0.99%

For the three-month and nine-month periods ended September 30, 2023 and 2022, the compensation costs of NT$18 million, NT$47 million, NT$84 million and NT$170 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$191 million, NT$340 million and NT$304 million as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended September 30,
	2023	2022
Wafer	$54,343,312	$71,776,262
Others	2,725,555	3,615,327
Total	$57,068,867	$75,391,589

	For the nine-month periods ended September 30,
	2023	2022
Wafer	$159,413,440	$202,364,060
Others	8,161,282	8,505,489
Total	$167,574,722	$210,869,549

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ii.	By geography

	For the three-month periods ended September 30,
	2023	2022
Taiwan	$17,466,677	$21,990,701
Singapore	4,613,682	10,812,385
China (includes Hong Kong)	10,516,566	13,333,799
Japan	2,181,387	5,003,382
Korea	8,297,508	7,696,988
USA	7,608,602	9,328,370
Europe	2,061,932	2,196,453
Others	4,322,513	5,029,511
Total	$57,068,867	$75,391,589

	For the nine-month periods ended September 30,
	2023	2022
Taiwan	$47,993,083	$73,215,198
Singapore	13,318,497	28,638,192
China (includes Hong Kong)	28,582,907	35,024,280
Japan	10,020,933	12,912,201
Korea	22,035,228	18,226,954
USA	24,906,536	24,755,406
Europe	5,781,601	6,306,530
Others	14,935,937	11,790,788
Total	$167,574,722	$210,869,549

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended September 30,
	2023	2022
At a point in time	$56,442,427	$74,716,198
Over time	626,440	675,391
Total	$57,068,867	$75,391,589

	For the nine-month periods ended September 30,
	2023	2022
At a point in time	$165,968,653	$208,896,833
Over time	1,606,069	1,972,716
Total	$167,574,722	$210,869,549

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b.	Contract balances

i.	Contract assets, current

	As of
	September 30, 2023	December 31, 2022	September 30, 2022	December 31, 2021
Sales of goods and services	$975,306	$766,691	$790,092	$677,326
Less: Loss allowance	(411,565)	(393,373)	(406,032)	(357,705)
Net	$563,741	$373,318	$384,060	$319,621

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of
	September 30, 2023	December 31, 2022	September 30, 2022	December 31, 2021
Sales of goods and services	$3,580,297	$3,985,003	$4,832,831	$4,083,140

Current	$3,127,957	$3,546,815	$4,317,001	$3,441,754
Non-current	452,340	438,188	515,830	641,386
Total	$3,580,297	$3,985,003	$4,832,831	$4,083,140

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$2,726 million and NT$2,892 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2023 and 2022.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$200 million and NT$216 million as of September 30, 2023 and 2022, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

47

d.	Asset recognized from costs to fulfill a contract with customer

As of September 30, 2023, December 31, 2022 and September 30, 2022, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$986 million, NT$721 million and NT$686 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2023			2022
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$7,020,051	$3,023,360	$10,043,411	$7,825,694	$3,567,445	$11,393,139
Labor and health insurance	464,589	201,874	666,463	393,290	146,389	539,679
Pension	123,035	116,498	239,533	388,100	108,951	497,051
Other employee benefit expenses	89,539	32,503	122,042	93,189	38,638	131,827
Depreciation	8,860,203	385,651	9,245,854	9,990,090	440,978	10,431,068
Amortization	332,968	299,011	631,979	345,094	349,525	694,619

	For the nine-month periods ended September 30,
	2023			2022
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$20,102,115	$9,018,273	$29,120,388	$22,466,502	$10,491,518	$32,958,020
Labor and health insurance	1,171,219	439,444	1,610,663	1,045,579	363,791	1,409,370
Pension	871,575	342,585	1,214,160	1,120,567	318,292	1,438,859
Other employee benefit expenses	255,237	102,496	357,733	259,322	112,285	371,607
Depreciation	26,493,169	1,153,454	27,646,623	29,992,188	1,339,357	31,331,545
Amortization	1,060,046	898,129	1,958,175	1,112,216	1,043,723	2,155,939

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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the nine-month periods ended September 30, 2023 and 2022. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2022 and 2021 were reported to the shareholders’ meeting held on May 31, 2023 and May 27, 2022, respectively. The details of distribution were as follows:

	2022	2021
Employees’ compensation – Cash	$9,160,485	$4,770,909
Directors’ compensation	45,000	25,264

The aforementioned 2022 and 2021 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 22, 2023 and February 24, 2022.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(23)	Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2023	2022
Government grants	$527,825	$1,238,652
Rental income from property, plant and equipment	50,504	48,934
Gain on disposal of property, plant and equipment	81,366	105,550
Others	(87,054)	(106,229)
Total	$572,641	$1,286,907

	For the nine-month periods ended September 30,
	2023	2022
Government grants	$2,634,506	$3,736,949
Rental income from property, plant and equipment	151,462	141,026
Gain on disposal of property, plant and equipment	216,476	441,140
Others	(252,265)	(290,515)
Total	$2,750,179	$4,028,600

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended September 30,
	2023	2022
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(221,812)	$(1,474,693)
Gain on disposal of investments accounted for under the equity method	-	-
Others	40,907	(1,460)
Total	$(180,905)	$(1,476,153)

	For the nine-month periods ended September 30,
	2023	2022
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$168,392	$(896,807)
Gain on disposal of investments accounted for under the equity method	19,620	-
Others	88,541	66,738
Total	$276,553	$(830,069)

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b.	Finance costs

	For the three-month periods ended September 30,
	2023	2022
Interest expenses
Bonds payable	$106,872	$111,943
Bank loans	270,041	268,110
Lease liabilities	44,897	45,636
Others	3,360	3,184
Financial expenses	25,240	21,955
Total	$450,410	$450,828

	For the nine-month periods ended September 30,
	2023	2022
Interest expenses
Bonds payable	$304,349	$386,387
Bank loans	611,889	832,672
Lease liabilities	134,947	122,082
Others	9,363	27,789
Financial expenses	86,551	64,868
Total	$1,147,099	$1,433,798

(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,021,042	$-	$1,021,042	$47,493	$1,068,535
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	30,976	-	30,976	-	30,976
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,854,132	-	5,854,132	(59,199)	5,794,933
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	248,501	-	248,501	(4,868)	243,633
Total other comprehensive income (loss)	$7,154,651	$-	$7,154,651	$(16,574)	$7,138,077

51

	For the three-month period ended September 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(2,346,582)	$-	$(2,346,582)	$(29,445)	$(2,376,027)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(905,389)	-	(905,389)	-	(905,389)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	7,622,357	-	7,622,357	(51,028)	7,571,329
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	54,033	-	54,033	(8,427)	45,606
Total other comprehensive income (loss)	$4,424,419	$-	$4,424,419	$(88,900)	$4,335,519

52

	For the nine-month period ended September 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,845,668	$-	$3,845,668	$42,428	$3,888,096
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,503,358	-	1,503,358	-	1,503,358
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,349,130	-	4,349,130	322,182	4,671,312
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	171,006	(1,413)	169,593	(6,996)	162,597
Total other comprehensive income (loss)	$9,869,162	$(1,413)	$9,867,749	$357,614	$10,225,363

	For the nine-month period ended September 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(7,041,947)	$-	$(7,041,947)	$(190,740)	$(7,232,687)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(3,558,905)	-	(3,558,905)	-	(3,558,905)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	12,755,060	-	12,755,060	(99,743)	12,655,317
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	166,724	-	166,724	(22,259)	144,465
Total other comprehensive income (loss)	$2,320,932	$-	$2,320,932	$(312,742)	$2,008,190

53

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2023	2022
Current income tax expense (benefit):
Current income tax charge	$2,235,219	$5,075,986
Adjustments in respect of current income tax of prior periods	(128)	54
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	455,851	(73,306)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	26	(1,234)
Adjustment of prior year’s deferred income tax	(8,545)	48
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	185	1,798
Income tax expense recorded in profit or loss	$2,682,608	$5,003,346

54

	For the nine-month periods ended September 30,
	2023	2022
Current income tax expense (benefit):
Current income tax charge	$7,055,170	$12,987,039
Adjustments in respect of current income tax of prior periods	(188,730)	(585,806)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,174,978	216,636
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	-	60,651
Adjustment of prior year’s deferred income tax	(9,396)	8,264
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(16,687)	(14,117)
Income tax expense recorded in profit or loss	$8,015,335	$12,672,667

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2023	2022
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$47,493	$(29,445)

	For the nine-month periods ended September 30,
	2023	2022
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$42,428	$(190,740)

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2023	2022
Exchange differences on translation of foreign operations	$(59,199)	$(51,028)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(4,868)	(8,427)
Income tax related to items that may be reclassified subsequently to profit or loss	$(64,067)	$(59,455)

55

	For the nine-month periods ended September 30,
	2023	2022
Exchange differences on translation of foreign operations	$322,182	$(99,743)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(6,996)	(22,259)
Income tax related to items that may be reclassified subsequently to profit or loss	$315,186	$(122,002)

(iii)	Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2023	2022
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$-

	For the nine-month periods ended September 30,
	2023	2022
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$196	$-

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of September 30, 2023, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2020, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

56

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended September 30,
	2023	2022
Net income attributable to the parent company	$15,970,917	$26,996,184
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,371,130	12,305,517
Earnings per share-basic (NTD)	$1.29	$2.19

	For the nine-month periods ended September 30,
	2023	2022
Net income attributable to the parent company	$47,794,836	$68,130,535
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,356,414	12,290,906
Earnings per share-basic (NTD)	$3.87	$5.54

b.	Earnings per share-diluted

	For the three-month periods ended September 30,
	2023	2022
Net income attributable to the parent company	$15,970,917	$26,996,184
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,371,130	12,305,517
Effect of dilution
Restricted stocks for employees	109,832	148,027
Employees’ compensation	85,812	182,118
Weighted-average number of ordinary shares after dilution (thousand shares)	12,566,774	12,635,662
Earnings per share-diluted (NTD)	$1.27	$2.14

	For the nine-month periods ended September 30,
	2023	2022
Net income attributable to the parent company	$47,794,836	$68,130,535
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,356,414	12,290,906
Effect of dilution
Restricted stocks for employees	125,789	166,981
Employees’ compensation	120,295	199,724
Weighted-average number of ordinary shares after dilution (thousand shares)	12,602,498	12,657,611
Earnings per share-diluted (NTD)	$3.79	$5.38

57

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2023:

			Non-cash changes
Items	As of January 1, 2023	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2023
Short-term loans	$-	$17,590,000	$-	$-	$17,590,000
Long-term loans (current portion included)	19,279,342	4,232,853	40,072	-	23,552,267
Bonds payable (current portion included)	28,184,687	10,000,000	-	127,410 (Note B)	38,312,097
Guarantee deposits (current portion included)	30,757,001	9,703,390	1,847,039	-	42,307,430 (Note C)
Lease liabilities	5,737,095	(495,036)	19,028	270,997	5,532,084
Other financial liabilities (Note D)	21,449,487	(21,209,443)	(330,783)	90,739	-

For the nine-month period ended September 30, 2022:

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2022
Short-term loans	$1,924,124	$(1,759,376)	$52,537	$-	$217,285
Long-term loans (current portion included)	36,624,907	(10,940,671)	1,806,952	-	27,491,188
Bonds payable (current portion included)	40,536,658	(10,763,239)	-	855,509 (Note B)	30,628,928
Guarantee deposits (current portion included)	14,369,769	15,374,267	2,202,442	-	31,946,478 (Note C)
Lease liabilities	5,068,754	(538,134)	98,151	1,214,446	5,843,217
Other financial liabilities (Note D)	20,966,209	-	620,509	137,282	21,724,000

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Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.

Note C: Guarantee deposits mainly consisted of deposits of capacity reservation.

Note D: Please refer to Note 9(6) for more details on other financial liabilities.

7.	RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	Associate (Note)
PHOTRONICS DNP MASK CORPORATION	Other related party
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of subsidiaries
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidiaries

Note:	SIS is UMC’s director. Beginning from August 2023, the Company determines that it owns significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2023	2022
Associates	$1,083,602	$1,802,324
Other related party	2,613	11,462
Total	$1,086,215	$1,813,786

59

	For the nine-month periods ended September 30,
	2023	2022
Associates	$2,366,982	$4,797,869
Other related party	4,463	39,399
Total	$2,371,445	$4,837,268

Accounts receivable, net

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$654,886	$441,963	$1,013,686
ARTERY TECHNOLOGY CORPORATION, LTD.	15,195	56,864	209,908
Others	28,514	30,698	27,023
Other associates	1,671	-	-
Other related party	-	1,052	5,041
Total	$700,266	$530,577	$1,255,658

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

Refund liabilities (classified under other current liabilities)

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Associates	$1,239	$1,545	$3,655
Other related party	-	7	38
Total	$1,239	$1,552	$3,693

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b.	Significant asset transactions

Acquisition of subsidiaries’ ownership

				Purchase price
	Trading Capital Amount (In thousands of dollars)		Transaction underlying	For the three-month period ended September 30, 2023	For the nine-month period ended September 30, 2023
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	RMB	3,741,862	Ownership of USCXM	$17,945,970	$17,945,970
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	RMB	674,762	Ownership of USCXM	3,263,473	3,263,473
Total	RMB	4,416,624		$21,209,443	$21,209,443

Please refer to Note 9(6) for the relevant information.

For the three-month and nine-month periods ended September 30, 2022: None.

Acquisition of investments accounted for under the equity method

For the three-month periods ended September 30, 2023 and 2022: None.

For the nine-month period ended September 30, 2023:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
Associates	4,945	Stock of UNIMICRON	$608,224

Please refer to Note 6(7) for the relevant information.

For the nine-month period ended September 30, 2022: None.

61

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2023	2022
Associates	$38,428	$18,159

	Purchase price
	For the nine-month periods ended September 30,
	2023	2022
Associates	$151,060	$163,572

c.	Others

Mask expenditure

	For the three-month periods ended September 30,
	2023	2022
Other related party	$661,156	$543,923

	For the nine-month periods ended September 30,
	2023	2022
Other related party	$1,686,452	$1,840,217

Other payables of mask expenditure

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Other related party	$755,120	$812,185	$703,219

d.	Key management personnel compensation

	For the three-month periods ended September 30,
	2023	2022
Short-term employee benefits	$516,821	$875,434
Post-employment benefits	575	677
Share-based payment	126,894	222,987
Others	107	162
Total	$644,397	$1,099,260

62

	For the nine-month periods ended September 30,
	2023	2022
Short-term employee benefits	$1,295,845	$1,365,232
Post-employment benefits	2,003	2,092
Share-based payment	425,283	678,549
Others	403	487
Total	$1,723,534	$2,046,360

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	September 30, 2023	December 31, 2022	September 30, 2022	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$813,289	$812,248	$812,248	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	236,556	236,587	236,587	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	29,371	20,619	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	36,970	34,100	34,100	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,006,989	1,043,840	1,044,490	Bank of China and Agricultural Bank of China	Bank performance guarantee

63

Refundable Deposits (Time deposit)	$483,150	$459,750	$475,350	CTBC Bank Singapore Branch	Collateral for letter of credit
Refundable Deposits (Bank deposit)	-	-	7,653	Shanghai Commercial Bank	Collateral for letter of credit
Buildings	4,640,552	4,828,597	4,964,508	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	8,762,045	14,066,044	16,803,294	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	171	592	815	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	10,054	46,823	75,458	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	273,636	278,230	284,037	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$16,355,127	$21,909,250	$24,832,227

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of September 30, 2023, amounts available under unused letters of credit were NT$0.6 billion.

(2)	As of September 30, 2023, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations, electricity supply and customs tax guarantee, amounting to NT$2.4 billion.

64

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.6 billion. As of September 30, 2023, the portion of royalties and development fees not yet recognized was NT$1.3 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2023, these construction contracts amounted to approximately NT$78.9 billion and the portion of the contracts not yet recognized was approximately NT$50.2 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, the Company repurchases from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB 4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GE, to purchase the shares of USCXM from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.. In addition, the Company's subsidiary, HEJIAN, plans to purchase shares of USCXM with RMB 0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB 4.9 billion. The transaction was completed all at once in July, 2023.

65

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD.. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

66

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	September 30, 2023	December 31, 2022	September 30, 2022
Financial assets at fair value through profit or loss	$16,587,220	$18,490,569	$19,336,864
Financial assets at fair value through other comprehensive income	15,999,269	15,189,600	12,793,718
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	140,635,332	173,812,754	180,643,356
Receivables	33,287,998	38,783,086	46,457,303
Refundable deposits	2,733,780	2,749,691	2,757,248
Other financial assets	350,383	869,308	2,969,600
Total	$209,593,982	$249,895,008	$264,958,089

Financial Liabilities
Financial liabilities at fair value through profit or loss	$655,219	$438,397	$313,377
Financial liabilities measured at amortized cost
Short-term loans	17,590,000	-	217,285
Payables	46,939,438	58,893,871	56,195,305
Guarantee deposits (current portion included)	42,307,430	30,757,001	31,946,478
Bonds payable (current portion included)	38,312,097	28,184,687	30,628,928
Long-term loans (current portion included)	23,552,267	19,279,342	27,491,188
Lease liabilities	5,532,084	5,737,095	5,843,217
Other financial liabilities	-	21,449,487	21,724,000
Total	$174,888,535	$164,739,880	$174,359,778

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(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2023 and 2022 increases/decreases by NT$60 million and decreases/increases by NT$455 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2023 and 2022 decreases/increases by NT$668 million and NT$405 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2023 and 2022 decreases/increases by NT$162 million and NT$543 million, respectively.

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Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2023 and 2022 to decrease/increase by NT$31 million and NT$21 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2023 and 2022 by NT$241 million and NT$283 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2023 and 2022 by NT$639 million and NT$475 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

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(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2023, December 31, 2022 and September 30, 2022, accounts receivable from the top ten customers represent 59%, 56% and 58% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$17,915,077	$-	$-	$-	$17,915,077
Payables	46,649,016	-	-	-	46,649,016
Guarantee deposits	1,362,252	3,710,010	169,649	37,065,519	42,307,430
Bonds payable (Note)	11,404,553	9,389,820	17,371,600	2,136,533	40,302,506
Long-term loans	2,822,956	14,751,666	4,739,189	3,998,711	26,312,522
Lease liabilities	649,756	1,326,962	1,227,133	3,890,687	7,094,538
Total	$80,803,610	$29,178,458	$23,507,571	$47,091,450	$180,581,089

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	As of December 31, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Payables	$58,767,584	$-	$-	$-	$58,767,584
Guarantee deposits	238,416	3,867,087	169,419	26,482,079	30,757,001
Bonds payable (Note)	322,155	8,742,481	10,593,656	4,151,128	23,809,420
Long-term loans	3,246,153	8,425,744	7,798,280	3,031,293	22,501,470
Lease liabilities	658,092	1,222,822	1,207,385	4,299,914	7,388,213
Other financial liabilities	17,233,129	4,308,513	-	-	21,541,642
Total	$80,465,529	$26,566,647	$19,768,740	$37,964,414	$164,765,330

	As of September 30, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$217,752	$-	$-	$-	$217,752
Payables	55,779,792	-	-	-	55,779,792
Guarantee deposits	190,832	3,717,837	937,407	27,100,402	31,946,478
Bonds payable (Note)	2,356,705	8,774,218	10,609,369	4,157,848	25,898,140
Long-term loans	5,545,796	12,064,192	9,803,576	4,613,621	32,027,185
Lease liabilities	686,025	1,256,632	1,209,483	4,356,586	7,508,726
Other financial liabilities	17,485,758	4,371,673	-	-	21,857,431
Total	$82,262,660	$30,184,552	$22,559,835	$40,228,457	$175,235,504

Note:	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$4,707 million, NT$3,213 million and NT$2,446 million as of September 30, 2023, December 31, 2022 and September 30, 2022, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. As of September 30, 2023, December 31, 2022 and September 30, 2022, all of these contracts have been settled.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$425,060	$-	$6,120	$431,180
Financial assets at fair value through profit or loss, noncurrent	5,984,893	18,700	10,152,447	16,156,040
Financial assets at fair value through other comprehensive income, current	4,707,310	-	-	4,707,310
Financial assets at fair value through other comprehensive income, noncurrent	8,066,239	-	3,225,720	11,291,959
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	655,219	655,219

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$669,444	$-	$36,474	$705,918
Financial assets at fair value through profit or loss, noncurrent	6,626,088	468,164	10,690,399	17,784,651
Financial assets at fair value through other comprehensive income, current	3,213,057	-	-	3,213,057
Financial assets at fair value through other comprehensive income, noncurrent	8,366,276	-	3,610,267	11,976,543
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	438,397	438,397

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	As of September 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$637,110	$-	$37,711	$674,821
Financial assets at fair value through profit or loss, noncurrent	6,448,465	521,753	11,691,825	18,662,043
Financial assets at fair value through other comprehensive income, current	2,446,101	-	-	2,446,101
Financial assets at fair value through other comprehensive income, noncurrent	7,052,682	-	3,294,935	10,347,617
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	313,377	313,377

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

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During the nine-month period ended September 30, 2023, as the private placement ordinary shares held by the Company’s subsidiary became publicly listed on the over-the counter market in Taiwan in May 2023, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement. During the nine-month period ended September 30, 2022, there was no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$-	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(422,396)	(261,332)	(252,710)	(2,910)	3,100	(936,248)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(378,575)	(5,972)	(384,547)
Acquisition	290,161	106,589	197,313	-	154,083	748,146	-	-	-
Disposal	-	(89,770)	-	(27,740)	-	(117,510)	-	-	-
Return of capital	(1,382)	-	(18,767)	-	-	(20,149)	-	-	-
Transfer out of Level 3	(461,403)	-	-	-	-	(461,403)	-	-	-
Exchange effect	33,432	60,002	121,261	296	3,867	218,858	-	-	-
As of September 30, 2023	$2,637,220	$2,680,747	$4,673,430	$6,120	$161,050	$10,158,567	$3,049,145	$176,575	$3,225,720

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2023	$438,397
Recognized in profit (loss)	216,822
As of September 30, 2023	$655,219

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	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	52,572	(146,629)	732,322	(12,739)	625,526	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	772,441	19,032	791,473
Acquisition	192,258	399,181	534,292	-	1,125,731	-	-	-
Disposal	(7,719)	(15,782)	-	(149,850)	(173,351)	-	-	-
Transfer out of Level 3	(326,577)	-	-	-	(326,577)	-	-	-
Exchange effect	108,949	177,635	320,444	7,019	614,047	-	-	-
As of September 30, 2022	$3,603,809	$2,994,651	$5,051,710	$79,366	$11,729,536	$3,124,044	$170,891	$3,294,935

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,588,876)
Derecognition	(478,346)
As of September 30, 2022	$313,377

The total profit (loss) of NT$(936) million and NT$626 million for the nine-month periods ended September 30, 2023 and 2022, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$(217) million and NT$1,076 million for the nine-month periods ended September 30, 2023 and 2022, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

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Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of September 30, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2023 by NT$248 million and NT$200 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2023 by NT$217 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	30.78%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2023 by NT$107 million and NT$115 million, respectively.

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As of September 30, 2022
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2022 by NT$292 million and NT$210 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2022 by NT$240 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	36.32%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2022 by NT$38 million and NT$29 million, respectively.

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b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of September 30, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$38,381,733	$32,859,003	$5,522,730	$-	$38,312,097
Long-term loans (current portion included)	23,552,267	-	23,552,267	-	23,552,267

As of December 31, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$28,346,985	$22,916,330	$5,430,655	$-	$28,184,687
Long-term loans (current portion included)	19,279,342	-	19,279,342	-	19,279,342

As of September 30, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,870,400	$24,910,371	$5,960,029	$-	$30,628,928
Long-term loans (current portion included)	27,491,188	-	27,491,188	-	27,491,188

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(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	September 30, 2023			December 31, 2022
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,090,562	32.21	$35,127,007	$1,548,069	30.65	$47,448,305
EUR:NTD	37,567	33.72	1,266,744	72,598	32.54	2,362,354
JPY:NTD	7,134,151	0.2142	1,528,135	6,013,172	0.2305	1,386,036
RMB:NTD	1,667	4.390	7,319	1,656	4.384	7,261
SGD:USD	214,097	0.7280	5,020,332	64,822	0.7439	1,477,979
USD:RMB	380,298	7.1798	11,986,741	299,074	6.9646	9,131,581
USD:JPY	105,571	149.58	3,382,492	230,511	132.70	7,050,718
Non-Monetary items
USD:NTD	188,372	32.21	6,067,456	224,599	30.65	6,883,952
Financial Liabilities
Monetary items
USD:NTD	1,105,788	32.31	35,727,994	1,118,779	30.75	34,402,440
EUR:NTD	72,928	34.12	2,488,311	73,542	32.94	2,422,478
JPY:NTD	7,577,325	0.2183	1,654,130	6,543,263	0.2346	1,535,050
RMB:NTD (Note C)	207	4.440	920	4,838,233	4.434	21,452,727
SGD:USD	199,392	0.7314	4,711,938	207,996	0.7473	4,779,645
USD:RMB	168,418	7.1798	5,368,892	113,269	6.9646	3,497,875
USD:JPY	57,450	149.58	1,875,935	52,396	132.70	1,631,151

	As of
	September 30, 2022
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,372,347	31.69	$43,489,678
EUR:NTD	19,330	31.05	600,209
JPY:NTD	8,890,829	0.2182	1,939,979
RMB:NTD	1,654	4.449	7,358
SGD:USD	107,817	0.6980	2,384,870
USD:RMB	519,955	7.0998	16,423,813
USD:JPY	200,444	144.81	6,333,533
Non-Monetary items
USD:NTD	209,249	31.69	6,631,116

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Financial Liabilities
Monetary items
USD:NTD	$1,224,747	31.79	$38,934,703
EUR:NTD	18,959	31.45	596,247
JPY:NTD	9,605,729	0.2223	2,135,354
RMB:NTD (Note C)	4,829,058	4.499	21,725,934
SGD:USD	190,122	0.7015	4,239,858
USD:RMB	391,286	7.0998	12,498,447
USD:JPY	37,013	144.81	1,191,488

Note A: The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B: Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note C: Please refer to Note 9(6) for more details on other financial liabilities.

(9)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2023 and 2022 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

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The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2023, December 31, 2022 and September 30, 2022 were as follows:

	As of
	September 30, 2023	December 31, 2022	September 30, 2022
Total liabilities	$197,254,767	$197,601,153	$204,204,549
Less: Cash and cash equivalents	(140,641,550)	(173,818,777)	(180,649,140)
Net debt	56,613,217	23,782,376	23,555,409
Total equity	350,016,189	335,450,939	315,189,371
Total capital	$406,629,406	$359,233,315	$338,744,780
Debt to capital ratios	13.92%	6.62%	6.95%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2023: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2023: Please refer to Attachment 3.

c.	Securities held as of September 30, 2023 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023: Please refer to Attachment 7.

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g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2023: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of September 30, 2023 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 5, 8 and 9.

(3)	Information of major shareholders as of September 30, 2023: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2023

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$48,261,418	Net 60 days	29%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,069,703	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	843,761	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,082	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	285,630	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	50,242	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,894,020	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	493,477	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,136,056	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	59,127	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	133,245	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	114	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	209,959	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	38,488	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	401,702	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	123,135	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	313,166	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	48,060	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	141,082	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	73	-	0%

For the nine-month period ended September 30, 2022

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$48,155,533	Net 60 days	23%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	10,187,920	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	862,148	Net 30 days	0%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	15,315	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	502,155	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	14,101	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	3,125,662	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	870,217	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,099,977	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	247,910	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	886,724	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	421,481	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	117,867	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	18,337	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	589,090	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	94,918	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Sales	108,342	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	341,140	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	96,072	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	237,238	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	9,568	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

84

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount
None

85

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$157,354,746	$10,557,950	$10,557,950 (Note 5)	$10,175,297 (Note 5)	$-	3.02%	$157,354,746

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$14,069,324	$3,011,336	$1,789,221	$1,724,633	$-	5.72%	$14,069,324

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2023.
Note 5: Total endorsement amount is up to RMB 2.41 billion. As of September 30, 2023, actual amount provided was NT$ 10.18 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2023.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2023.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

86

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	21,445	$214,664	1.29	$214,664	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	193,600	1.10	193,600	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	329,877	18.00	329,877	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,370,729	9.79	1,370,729	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	240,118	9.38	240,118	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,186,927	7.66	1,186,927	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	291,823	6.29	291,823	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	235,194	0.71	235,194	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	18,700	-	18,700	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,129	4,707,310	1.83	4,707,310	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,641,220	10.59	2,641,220	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	2,191,716	8.67	2,191,716	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,625,773	7.14	3,625,773	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,316	2,248,750	0.87	2,248,750	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	176,575	-	176,575	None

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, current	170	$16,796	-	$16,796	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,393	1,630	19.65	1,630	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	117,524	14.33	117,524	None

87

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	AMOESO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375	$11,250	13.64	$11,250	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	25,000	10.23	25,000	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,462	75,848	9.37	75,848	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	-	7.50	-	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	4,732	6.46	4,732	None
Stock	BATT. CYCLE MATERIALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	30,000	5.77	30,000	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	415	4,853	4.48	4,853	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,919	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	11,955	4.01	11,955	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,298	125,483	3.79	125,483	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,332	9,298	3.40	9,298	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,599	42,698	3.21	42,698	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,065	173,047	3.12	173,047	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	119,678	3.11	119,678	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	220,248	2.96	220,248	None
Stock	WEISHENG ENVIROTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	40,000	2.89	40,000	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	35,820	2.87	35,820	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	576,355	2.56	576,355	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	24,269	2.36	24,269	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,893	43,350	2.23	43,350	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	176,477	2.07	176,477	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	6,132	2.05	6,132	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,989	954,016	1.88	954,016	None
Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,739	333,847	1.54	333,847	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	103,200	1.49	103,200	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	58,101	1.30	58,101	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	318	8,678	1.05	8,678	None

88

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	444	$5,368	1.01	$5,368	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	747	35,072	0.78	35,072	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	PRENETICS GLOBAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	736	11,616	0.66	11,616	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	272	70,176	0.66	70,176	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	4,601	0.64	4,601	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	217	9,549	0.64	9,549	None
Stock	INTEGRATED SOLUTIONS TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	206	35,432	0.54	35,432	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	21,078	0.47	21,078	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	227,600	0.27	227,600	None
Stock	SIXXON TECH. CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	8,000	0.26	8,000	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	42,761	0.20	42,761	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	EVERGREEN AVIATION TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	350	37,100	0.09	37,100	None
Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	26,346	0.02	26,346	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	3	0.02	3	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50	1,507	0.01	1,507	None
Stock	CHANG WAH TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	0	8	0.00	8	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	993	-	993	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	85,085	-	85,085	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,050	107,769	-	107,769	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,129	120,601	-	120,601	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	126,310	-	126,310	None
Stock-Preferred Stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	105,120	-	105,120	None
Stock-Preferred Stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	55,689	-	55,689	None
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	50	4,962	-	4,962	None
Convertible bonds	YULON MOTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	315	35,973	-	35,973	None

89

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	GEMTEK TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	325	$41,080	-	$41,080	None
Convertible bonds	ACBEL POLYTECH INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	33,540	-	33,540	None
Convertible bonds	ATE ENERGY INTERNATIONAL CO. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	4,220	-	4,220	None
Convertible bonds	GLORIA MATERIAL TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	340	35,088	-	35,088	None
Convertible bonds	ENNOCONN CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	150	16,350	-	16,350	None
Convertible bonds	HD RENEWABLE ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	31,680	-	31,680	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	407,925	7.00	407,925	None

TLC CAPITAL CO., LTD.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$207,612	18.18	$207,612	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	101,800	13.99	101,800	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	363,280	13.16	363,280	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	117,729	9.99	117,729	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	141,919	7.14	141,919	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	12,000	4.91	12,000	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	226,603	4.24	226,603	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	36,403	3.53	36,403	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	14,390	2.20	14,390	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	503	13,719	1.66	13,719	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,205	8,735	1.08	8,735	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,070	109,152	1.00	109,152	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	476,531	0.77	476,531	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	191,469	0.64	191,469	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	588	90,260	0.42	90,260	None
Convertible bonds	ALL COSMOS BIO-TECH HOLDING CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	19,640	-	19,640	None

90

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Capital-Preferred stock	CHIPBETTER MICROELECTRONICS INC.(formerly GUANGXI CHIPBETTER MICROELECTRONICS INC.)	-	Financial assets at fair value through profit or loss, noncurrent	672		$78,773	-		$78,773	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190		56,918	-		56,918	None
Capital-Preferred stock	HEFEI TBSTEST TECHNOLOGIES CO., LTD	-	Financial assets at fair value through profit or loss, noncurrent	168		34,398	-		34,398	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459		34,270	-		34,270	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41		24,596	-		24,596	None
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280		32,456	-		32,456	None
Capital-Preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115		70,258	-		70,258	None
Capital-Preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118		26,340	-		26,340	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		601	-		601	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		-	-		-	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		-	-		-	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		212,844	-		212,844	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		64,420	-		64,420	None
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,393		63,380	-		63,380	None
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855		14,494	-		14,494	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		39,793	-		39,793	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494		123,228	-		123,228	None
Simple Agreement for Future Equity	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-		64,420	-		64,420	None

UMC CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,614	14.33	USD	2,614	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	19,021	11.47	USD	19,021	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	20,514	8.87	USD	20,514	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	11,188	7.76	USD	11,188	None

91

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,668	6.44	USD	2,668	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,765	5.03	USD	6,765	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,291	4.53	USD	4,291	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,055	3.25	USD	3,055	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	826	2.17	USD	826	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	13,264	1.76	USD	13,264	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,251	1.69	USD	9,251	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	237	USD	8	1.39	USD	8	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,217	1.38	USD	3,217	None
Fund	SIERRA VENTURES XIII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	150	1.13	USD	150	None
Stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	374	USD	326	0.91	USD	326	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	3,404	0.32	USD	3,404	None
Stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	377	USD	24	0.29	USD	24	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	505	-	USD	505	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	4,595	-	USD	4,595	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	8,296	-	USD	8,296	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	4,426	-	USD	4,426	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	2,173	-	USD	2,173	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,218	-	USD	4,218	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,119	-	USD	1,119	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,114	USD	2,507	-	USD	2,507	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	4,600	-	USD	4,600	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	333	USD	1,266	-	USD	1,266	None

92

ATTACHMENT 4 (Securities held as of September 30, 2023) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	249	USD	2,119	-	USD	2,119	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	544	-	USD	544	None
Stock-Preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	1,141	-	USD	1,141	None
Stock-Preferred stock	NOTRAFFIC LTD.	-	Financial assets at fair value through profit or loss, noncurrent	741	USD	1,550	-	USD	1,550	None
Simple Agreement for Future Equity	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,000	-	USD	3,000	None

TERA ENERGY DEVELOPMENT CO., LTD.

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$6,027	1.18		$6,027	None

SINO PARAGON LIMITED

				September 30, 2023
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$86,100	11.13		$86,100	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		49,354	5.00		49,354	None

93

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Stock	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	-	-	2,675	$96,835	-	$-	2,675	$148,886	$148,886	$- (Note 2)	-	$-
Stock	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, noncurrent	-	-	20,483	741,474	-	-	20,483	1,181,974	1,181,974	- (Note 3)	-	-
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidary	977,000	12,563,053	572,000	17,875,000	-	-	-	-	1,549,000	19,929,505 (Note 4)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2: Gain (loss) on valuation of financial assets at fair value through profit or loss, current during the period from January 1, 2023 to the date of disposal was NT$52 million.
Note 3: Gain (loss) on valuation of financial assets at fair value through profit or loss, noncurrent during the period from January 1, 2023 to the date of disposal was NT$441 million.
Note 4: The ending balance includes share of profit of associates and joint ventures of NT$1,384,126 thousand, retained earnings adjustment under equity method of NT$429,015 thousand, additional paid-in capital adjustment under equity method of NT$(164,017) thousand, exchange differences on translation of foreign operations adjustment under equity method of NT$329,320 thousand, other equity adjustment under equity method of NT$5,315 thousand, related parties unrealized gain and other adjustments NT$(12,492,307) thousand.

GREEN EARTH LIMITED
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidary	974,050	$12,535,675	572,000	$17,915,040	-	$-	$-	$-	1,546,050	$22,182,700 (Note 2)
Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2: The ending balance includes share of profit of associates and joint ventures of NT$1,342,057 thousand, retained earnings adjustment under equity method of NT$(10,373,723) thousand, additional paid-in capital adjustment under equity method of NT$434,331 thousand and exchange differences on translation of foreign operations adjustment under equity method of NT$329,320 thousand.

UNITED MICROCHIP CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of associate	-	$12,245,015	-	$17,945,970	-	$-	$-	$-	-	$21,819,138 (Note 2)
Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2: The ending balance includes share of profit of associates and joint ventures of NT$1,238,225 thousand, retained earnings adjustment under equity method of NT$(10,373,723) thousand, additional paid-in capital adjustment under equity method of NT$434,331 thousand and exchange differences on translation of foreign operations adjustment under equity method of NT$329,320 thousand.

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidary	-	RMB 2,119,417	-	RMB 500,000	-	RMB -	RMB -	RMB -	-	RMB 2,956,687 (Note 2)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidaries	-	RMB 2,119,417	-	RMB 742,238	-	RMB -	RMB -	RMB -	-	RMB 2,956,687 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2: The ending balance includes share of profit of associates and joint ventures of RMB 199,087 thousand and retained earnings adjustment under equity method of RMB (604,055) thousand.

94

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2023.01.01 - 2023.07.04	$928,920	By the construction progress	GANG-WEI CONSTRUCTION CO., LTD.	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None
Fab	2023.03.29 - 2023.03.30	1,395,334	By the construction progress	L&K ENGINEERING CO., LTD. (SINGAPORE BRANCH)	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None

95

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

96

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UMC GROUP (USA)	Subsidiary	Sales		$48,261,418	37%	Net 60 days	N/A	N/A		$8,069,703	33%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,196,451	1%	Month-end 60 days	N/A	N/A		348,668	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		843,761	1%	Net 30 days	N/A	N/A		7,082	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales		285,630	0%	Net 30 days	N/A	N/A		50,242	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Purchases		139,088	0%	Net 30 days or 45 days	N/A	N/A		-	-%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,525,087	91%	Net 60 days	N/A	N/A	USD	249,402	91%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	90,084	5%	Net 60 days	N/A	N/A	USD	14,317	5%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	36,685	2%	Net 60 days	N/A	N/A	USD	1,877	1%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	12,364	1%	Net 60 days	N/A	N/A	USD	3,703	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	9,942	1%	Net 60 days	N/A	N/A	USD	1,506	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UMC GROUP (USA)	Associate	Sales	JPY	12,890,959	22%	Net 60 days	N/A	N/A	JPY	2,303,814	22%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UMC GROUP (USA)	Associate	Sales	RMB	258,571	7%	Net 60 days	N/A	N/A	RMB	13,469	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	237,572	6%	Month-end 60 days	N/A	N/A	RMB	69,351	9%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	47,788	1%	Month-end 30 days	N/A	N/A	RMB	8,767	1%
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Sales	RMB	30,327	1%	Net 30 days or 45 days	N/A	N/A	RMB	26	0%

97

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UMC GROUP (USA)	Associate	Sales		$401,702	24%	Net 60 days	N/A	N/A		$123,135	44%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UMC GROUP (USA)	Associate	Sales	RMB	71,278	4%	Net 60 days	N/A	N/A	RMB	10,948	4%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales	RMB	32,111	2%	Month-end 30 days	N/A	N/A	RMB	17	0%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Parent company	Purchases	RMB	31,976	42%	Month-end 30 days	N/A	N/A	RMB	17	0%
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Purchases	RMB	30,388	40%	Net 30 days	N/A	N/A	RMB	1,371	34%

98

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counter-party	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary	$-			$8,069,703	$4			$8,069,707	7.32	$-		-		$3,687,696		$10,193
FARADAY TECHNOLOGY CORPORATION	Associate	-			348,668	40			348,708	5.19	-		-		-		257

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counter-party	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	2,303,814	JPY	-	JPY	2,303,814	6.21	JPY	-	-	JPY	1,159,090	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance									Overdue receivables
Counter-party	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
FARADAY TECHNOLOGY CORPORATION	Associate	RMB	-	RMB	69,351	RMB	-	RMB	69,351	5.83	RMB	-	-	RMB	-	RMB	36

WAVETEK MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counter-party	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	$-			$123,135	$-			$123,135	5.23	$-		-		$51,544		$-

99

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2023) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,145,152	$14,306	$14,306
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	165,730	6,325	6,325
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,184,527	(275,579)	(275,579)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	977,000	1,549,000	100.00	19,929,505	1,384,126	1,384,126
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	4,779,916	(184,650)	(184,650)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	46,149	3,254	3,254
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	537,351	100.00	7,442,427	1,070,382	1,070,382
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	25,068	1,478	1,478
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	839,077	49,964	49,964
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	138,391	11,373	11,373
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	30,714,853	2,658,324	2,658,324
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	25,241,543	2,272,704	2,272,704
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.48	1,262,412	(45,521)	(36,183)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(5,514)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	524,000	174,181	73,156
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,055,986		2,342,800	286,734	40.00	2,742,347	2,561,674	1,024,670
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		326,641		336,241	1,167,463	36.49	11,193,887	5,365,286	1,957,684
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	138,000	26.78	9,260,808	2,605,740	697,695
SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		5,427,295		5,427,295	142,535	19.02	3,560,586	684,321	(13,122)
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,926,774	1,269,677	173,547
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,438,565	198,878	13.05	13,554,651	9,073,129	1,054,905

100

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2023) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	7,800	99.01		$115,409		$13,123		$12,993
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		10,879		987		395
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		95,510		2,325		(1,801)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		10,872		(45,521)		(292)
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		-		-	-	-		-		9,073,129		4,096

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$14,242		$4,502		$4,502
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		237,130		40,585		16,234
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(12,890)		20

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,853	USD	3,873	-	10.38	USD	1,771	USD	3,190	USD	266

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$48,459		$2,095		$2,095

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	-	USD	1,650	-	-		$-		$(44)		$(44)	Note
WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	-	60	100.00		3,074		(7)		(0)	Note

Note: Wavetek Microelectronics Investment (Samoa) Limited was dissolved and liquidated in September, 2023. The ownership interest of Wavetek Microelectronics Corporation (USA), which was previously owned by Wavetek Microelectronics Investment (Samoa) Limited,
was transferred to Wavetek Microelectronics Corporation.

101

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2023) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	-	USD	60	-	-	$-	$(7)	$(7)	Note

Note: Wavetek Microelectronics Investment (Samoa) Limited was dissolved and liquidated in September, 2023. The ownership interest of Wavetek Microelectronics Corporation (USA), which was previously owned by Wavetek Microelectronics Investment (Samoa) Limited,
was transferred to Wavetek Microelectronics Corporation.

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$32,100,843	$2,659,495	$2,659,495

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$32,100,843	$2,659,495	$2,659,495

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$44,520	$1,625	$1,625
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	775,633	47,421	47,421

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2023			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	974,050	1,546,050	100.00	$22,182,700	$1,342,057	$1,342,057

102

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2023)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2023		Investment flows			Accumulated outflow of investment from Taiwan as of September 30, 2023				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2023		Accumulated inward remittance of earnings as of September 30, 2023
							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,768 800)	(ii)SOARING CAPITAL CORP.	(USD	$25,768 800)		$-	$-	(USD	$25,768 800)		$4,496	100.00%		$$4,496 (iii)		$14,135		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	24,158 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	24,158 750)		-	-	(USD	24,158 750)		2,091	100.00%		2,091 (iii)		48,087	(USD	141,466 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,705,640 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	652,252 20,250)		-	-	(USD	652,252 20,250)	(RMB	(7,968) (1,815))	25.14%	(RMB	(2,002) (456)) (ii)	(RMB	92,111 20,982)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,807,841 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,956,175 309,102)		-	-	(USD	9,956,175 309,102)	(RMB	2,589,780 589,927)	99.9985% (Note 4)	(RMB	2,589,740 589,918) (ii)	(RMB	31,264,689 7,121,797)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	131,700 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	201,655 45,935)	99.9985%	(RMB	201,655 45,935) (iii)	(RMB	422,994 96,354)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	71,108,316 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	31,081,555 964,966) (Note 5)	(USD	18,367,688 570,248)	-	(USD	49,449,243 1,535,214) (Note 5)	(RMB	2,571,706 585,810)	99.9994%	(RMB	2,112,156 481,129) (ii)	(RMB	34,953,127 7,961,988)		-

Accumulated investment in Mainland China as of September 30, 2023		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$60,107,596 (USD 1,866,116)			$90,757,537 (USD 2,817,682)			$209,806,328

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA
	in the total amount of USD 383,569 thousand. As of September 30, 2023, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of September 30, 2023, the amount of investment has been all remitted.

103

ATTACHMENT 12 (Information of major shareholders as of September 30, 2023)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
None

104